Steven B. Stokdyk
(213) 891-7421	633 West Fifth Street, Suite 4000
steven.stokdyk@lw.com	Los Angeles, California 90071-2007
Tel: +213.485.1234 Fax: +213.891.8763
www.lw.com

FIRM / AFFILIATE OFFICES
	Barcelona	New Jersey
	Brussels	New York
	Chicago	Northern Virginia
	Frankfurt	Orange County
	Hamburg	Paris
December 4, 2007	Hong Kong	San Diego
	London	San Francisco
	Los Angeles	Shanghai
	Madrid	Silicon Valley
	Milan	Singapore
	Moscow	Tokyo
	Munich	Washington, D.C.

File No. 039821-0014

VIA EDGAR AND FACSIMILE

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:              Tim Buchmiller

Re:                               Tenet Healthcare Corporation, Inc. Definitive Proxy Statement

Dear Mr. Buchmiller:

On behalf of Tenet Healthcare Corporation, Inc. (“Tenet” or the “Company”), we are responding on behalf of the Company to the comments from the staff (the “Staff”) of the Securities and Exchange Commission with respect to its 2006 Definitive Proxy Statement (the “Proxy Statement”) in its letter to the Company dated August 21, 2007.  This letter completes the Staff’s comments left outstanding in the Company’s letter dated September 27, 2007.  The Staff’s comments are set forth below in italics, followed by the Company’s response.  Defined terms used herein and not defined herein have the meanings set forth in the Proxy Statement.

Compensation Discussion and Analysis, page 20

6.                                      We see from your Summary Compensation Table that your Chief Executive Officer received stock and option awards that were significantly more valuable than those received by your other named executive officers.  Given this disparity, please include a more detailed discussion of how and why the equity incentives granted to your Chief Executive Officer differ from the incentives granted to the other named executive officers.  If policies or decisions applicable to a named executive officer are materially different from those applicable to the other officers, this should be discussed on an individualized basis.  Refer to Section II.B.1 of Commission Release No. 33-8732A.

        The policies and decisions applicable to annual stock and option awards granted to the Company’s CEO are the same as those applicable to other Named Executive Officers.  As described in detail on pages 26-27 of the Company’s Proxy Statement, the Compensation Committee uses peer company data obtained by its independent outside compensation consultant to determine grant level guidelines for officers based on the market value transfer of peer companies to executives with comparable duties and responsibilities.  The Committee also considers each officer’s duties and responsibilities for the Company.  The Committee awards grants to Named Executive Officers, including the CEO, consistent with these guidelines and the individual’s performance as determined by the Committee.  The role of a CEO includes duties and responsibilities that are unique and broader in scope in comparison to individuals in other executive positions.  The degree to which the grants to the CEO are greater than those awarded to other Named Executive Officers is consistent with peer company practice as determined on the basis of data obtained by the Compensation Committee’s outside consultant and reviewed by the Compensation Committee.

The Summary Compensation Table for 2006 includes, as required by SEC rules, the value of equity granted in prior years that was expensed in 2006 (as explained in footnote 2 to the table).  For the Company’s CEO, this includes grants made in 2003, 2004 and 2005, a portion of which in each case vested in 2006.  In addition to the annual grants made to all of the Company’s Named Executive Officers, the Company’s CEO received two additional grants in 2003, described in the CD&A, portions of which also vested in 2006.  None of the Company’s other executive officers have held their current position since 2003, so each had fewer vesting events in 2006 and fewer grants that were expensed in that year.  This vesting and grants added to the disparity between the grant totals for the CEO and the grant total for other executives as shown in the Summary Compensation Table

        If there are other materially different policies or decisions, the Company will disclose them in future filings.

Performance Based Bonus, page 24

8.                                      You disclose that you have established specific goals in connection with the calculation of the amounts to be awarded as performance based bonuses under the Annual Incentive Plan.  Please disclose the specific goals and the weighting and measurement process associated with those goals.  To the extent you believe that disclosure of the information would result in competitive harm such that the information could be excluded under Instruction 4 to Item 402(b), please provide us with a detailed explanation supporting your conclusion.  To the extent that it is appropriate to omit specific targets or performance objectives, you are required to provide appropriate disclosure pursuant to Instruction 4 to Item 402(b) of Regulation S-K.  Refer also to Question 3.04 of the Item 4.02 of Regulation S-K Interpretations available on our website at www.sec.gov.  In discussing how difficult or likely it will be for the registrant to achieve the target levels or other factors, you should provide as much detail as necessary without disclosing information that poses a reasonable risk of competitive harm.

The Performance Based Bonus section of the CD&A describes in detail the Balanced Scorecard (“BSC”) system used to calculate performance-based bonuses under the Company’s Annual Incentive Plan (“AIP”).  As described on pages 24-26 of the Proxy Statement, the BSC measures achievement of specific targets by the Company’s hospitals through a quantitative analysis of the performance of each hospital under a number of metrics.  While the metrics fall into a given number of categories, disclosed in the CD&A, the specific targets applicable to each hospital metric vary in accordance with a particular hospital business plan and strategy.

In 2006, for example, 57 hospitals were each measured on the achievement of approximately thirty to forty specific targets in the categories listed in the CD&A.  As described in the CD&A, each hospital received a number of points based on the results of these numerous quantitative analyses.  The points achieved by the hospitals were then weighted and scored, along with certain metrics measured at the corporate level, to reach a corporate score, which is disclosed in the CD&A as a percentage of the annual corporate target.  This percentage is the percentage of each Named Executive Officer’s target bonus that the officer received for the year.

Because of the complexity of this system, and the numerous separately measured and weighted targets, no individual target, or measure of achievement under a target, is material to understanding the basis for the bonuses awarded to executives under the AIP. What is material is an understanding that these bonuses are based on the measurement system described, and the general categories of measurements that factor into the calculation, as well as the final percentage of target that is achieved.  These material items are already fully disclosed in the CD&A.

The Compensation Committee used criteria that was consistent with the Company’s business plan and, as described at the top of page 26 of the Proxy Statement, “determine[d] the most aggressive goals that are achievable in a given year.”   However, since there are a large number of goals, the Compensation Committee did not quantify how difficult or likely that it was to achieve any individual target or all the targets collectively.

The Company will, however, revisit these disclosures in future filings and add any additional information regarding the BSC, the targets or their achievability that is material, is not competitively sensitive and that would assist investors in understanding the basis for AIP awards.

* * * * * * * * *

We are filing this letter via EDGAR and also faxing it to you.  If you have any questions or comments regarding this response letter, please do not hesitate to contact me at (213) 891-7421.

Sincerely,

/s/ STEVEN B. STOKDYK

Steven B. Stokdyk
of LATHAM & WATKINS LLP